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                                  EGENERA, INC.
                                165 FOREST STREET
                        MARLBOROUGH, MASSACHUSETTS 01752

                              --------------------

                                 April 29, 2005


VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Ms. Maryse Mills-Apenteng

Re:   Egenera, Inc.
      Registration Statement on Form S-1
      File No. 333-116835

Ladies and Gentlemen:

      Egenera, Inc., a Delaware corporation (the "Company"), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company's Registration Statement on Form S-1 (File No. 333-116835), together with all amendments and exhibits thereto, including the application for confidential treatment of certain exhibits filed in connection therewith. The Company requests withdrawal of the Registration Statement because, due to market conditions, it does not intend to conduct the offering of shares of common stock contemplated in the Registration Statement at this time. No shares of common stock of the Company have been or will be issued or sold under the Registration Statement.

      The Company requests in accordance with the Rule 457(p) that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

      Pursuant to Rule 477(c), the Company further requests that an order with the date of granting of the request for withdrawal be included in the file for the Registration Statement in the following manner: "Withdrawn upon request of the Registrant, the Commission consenting thereto." Although no decision has been made at this time, the Company may undertake a subsequent private offering in reliance on Rule 155(c) of the Securities Act.

      If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (508) 858-2639 or Peter B. Tarr, Esq. at (617) 526-6639.

                                       Sincerely,

                                       /s/ Thomas F. Sheehan
                                       -----------------------
                                       Thomas F. Sheehan
                                       Chief Financial Officer


cc:   Robert M. Dutkowsky
      Timothy M. Lindamood, Esq.
      Peter B. Tarr, Esq.